100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

DRAFT NEWS RELEASE	2013-17

POLYMET REPORTS THIRD QUARTER FISCAL 2014 RESULTS

St. Paul, Minnesota, December 5, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet”) has filed its financial results for the three months ended October 31, 2013.

The financial statements have been posted on our website at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended October 31, 2013 was $1.753 million compared with $1.253 million for the prior year period. General and administrative expenses in the three months ending October 31, 2013 were $1.289 million compared with $1.047 million in the prior year period, excluding non-cash share based compensation. The increase primarily reflects increased costs indirectly related to public relations campaigns in advance of the SDEIS public comment period.

  Loss for the nine months ended October 31, 2013 was $5.175 million compared with $4.485 million for the prior year period. General and administrative expenses in the nine months ending October 31, 2013 were $3.695 million compared with $2.551 million in the prior year period, excluding non-cash share based compensation. The increase primarily reflects increased costs indirectly related to the successful $60.5 million rights offering completed during the period and public relations campaigns in advance of the SDEIS public comment period.

  At October 31, 2013 PolyMet had cash and cash equivalents of $40.508 million compared with $8.088 million at January 31, 2013. The increase in cash reflects the net proceeds from the $60.5 million rights offering less current year spending.

  $31.603 million convertible debt is due on the earlier of PolyMet giving the debenture holder notice that it has received permits needed to start construction and availability of senior construction finance, or September 30, 2014. PolyMet anticipates extending the term through completion of permitting. The debt is convertible into PolyMet common shares at US$1.2920 per share.

  PolyMet invested $6.339 million into its NorthMet project during the three months ended October 31, 2013, compared with $3.797 million in the prior year period. The increase reflects increased activity leading to completion of the supplemental draft Environmental Impact Statement.

  PolyMet invested $19.435 million into its NorthMet project during the nine months ended October 31, 2013, compared with $14.058 million in the prior year period, including a $2.092 million purchase of wetland restoration properties in the prior year period.

  As of October 31, 2013 PolyMet had spent $64.662 million on environmental review and permitting, of which $58.171 million has been spent since the NorthMet project moved from exploration to development stage on October 31, 2006, following publication of the Definitive Feasibility Study.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	October 31, 2013	January 31, 2013

Cash & equivalents	$40,508	$8,088
Working capital	6,934	2,629
Total assets	284,995	236,127
Liabilities	87,523	93,215
Shareholders’ equity	197,472	142,912

	Three months ended October 31,		Nine months ended July 31,
Income Statement	2013	2012	2013	2012

General & admin expense excluding non-cash share-based compensation	$1,289	1,047	$3,695	2,551
Non-cash share-based compensation	$84	214	$357	1,951
Other loss (income)	$380	(8)	$1,123	(17)

Loss before tax	$1,753	1,253	$5,175	4,485
Loss per share	$0.01	0.01	$0.02	0.03
Investing Activities
NorthMet Property	$6,339	3,797	$19,435	14,058

Weighted average shares outstanding	274,964,697	178,682,678	223,233,090	177,623,634

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: "Jon Cherry"
          Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.